UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number:  0-18832

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

FIRST FINANCIAL SERVICE CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

2323 Ring Road, Elizabethtown, Kentucky  42701

(Address of principal executive offices)

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2007

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

First Financial Service Corporation

401(k)/Employee Stock Ownership Plan

Elizabethtown, Kentucky

We have audited the accompanying statements of net assets available for benefits of First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Louisville, Kentucky

June 30, 2008

FIRST FINANCIAL SERVICE CORPORATION

401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value (Note 3):
First Financial Service Corporation common stock	$5,073,552	$6,421,677
Mutual funds	9,243,388	7,240,121
Money market accounts	12,625	6,215
Other short term investments	55,422	24,152
Participant loans	244,115	175,888
Total Investments	14,629,102	13,868,053
Contributions receivable	144,682	1,398
Total Assets	14,773,784	13,869,451

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$14,773,784	$13,869,451

See accompanying notes to financial statements.

FIRST FINANCIAL SERVICE CORPORATION

401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

2007
Additions to net assets attributed to:
Investment income: (Note 3)
Dividends and interest	$583,712
Net depreciation in fair value of investments	(565,273)
18,439
Contributions:
Employer	573,658
Employee, before and after tax	608,045
Rollovers	19,398
1,201,101

Total additions	1,219,540

Deductions from net assets attributed to:
Distributions	306,401
Administrative expenses	8,806

Total deductions	315,207

Net increase	904,333

Net assets available for benefits, beginning of year	13,869,451

End of year	$14,773,784

See accompanying notes to financial statements.

FIRST FINANCIAL SERVICE CORPORATION

401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007and 2006

NOTE 1 - PLAN DESCRIPTION

The following brief description of the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.  The sponsor of the Plan is First Financial Service Corporation (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering substantially all employees of First Financial Service Corporation, a bank holding company and its subsidiaries, which include First Federal Savings Bank, First Service Corporation of Elizabethtown, and First Federal Office Park, LLC (collectively the “Company”).

Employees of the Company are eligible for participation in the Plan upon the completion of at least 1,000 hours of service in one full year.  The employee becomes a participant on the first day of the month following fulfillment of this requirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2006, the Company merged its 401(k) plan into its Employee Stock Ownership Plan. The assets of the 401(k) plan were transferred into the ESOP plan and was renamed the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan.  Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and a 401(k) portion.  The Company makes contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Contributions:  Participants may contribute up to 50% of their compensation up to the maximum amount allowed by the IRS through regular payroll deductions under the 401(k) provisions of the Plan.  The employer matches 100% of the employee contributions up to 6% of the employee’s compensation.  If the employee does not contribute at least 2% of their compensation, then the employer makes a minimum contribution of 2% of the employee’s compensation. Employer contributions under the ESOP are at the discretion of the Employer’s Board of Directors.  To be eligible to receive an employer contribution, a participant must work 1,000 hours in the plan year.   Contributions are allocated based on the participant’s allocable share of the company contribution, which is based on compensation.

Participant Accounts:  Net income, investment gains and losses recognized, and increases and decreases in the fair value of assets are allocated annually in the same proportion that each participant’s account balance bears to the total account balances of all participants at the beginning of each annual period, adjusted by any distributions or contributions during the period.  The employer contributions are allocated to the accounts of the participants in the same proportion as each participant’s compensation, for the Plan year, bears to the total compensation of all participants.  Participants who have completed ten years of service and have obtained the age of 55 are qualified to diversify their employer optional contributions.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in the Company’s ESOP contributions, their voluntary contributions and the matching contributions plus actual earnings thereon.

Payment of Benefits: Upon retirement, permanent disability or death, a participant or his or her designated beneficiary may elect to receive the amount credited to his or her account in a lump-sum distribution, or in equal installments over a period not exceeding the life expectancy of the participant.  If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.

FIRST FINANCIAL SERVICE CORPORATION

401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007and 2006

NOTE 1 - PLAN DESCRIPTION (Continued)

Investment Options:  Each participant may direct their contributions and the Company’s matching contribution to any of the investment options available under the Plan, including the Company’s common stock.  Bank ESOP contributions are non-participant directed and are made in the form of First Financial Service Corporation common stock.

Effective January 1, 2007, the Plan was amended to allow transfers out of the First Financial Service Corporation common stock for all types of contribution accounts which hold Qualifying Employer Securities—including the ESOP Contribution Account.  This rule applies to all participants for their entire account invested in Employer Stock, and to any beneficiary who has an account under the Plan and is entitled to exercise the rights of a participant.  If you elect to transfer some or all of your account out of First Financial Service Corporation common stock, you can then direct the investment of that amount into other investment options offered by the Plan.

Voting Rights:  While the Plan entitles its trustee to vote Company shares held by the Plan, the Company currently permits participants to vote Company shares allocated to their account.  Participants are notified by the trustee prior to the time such votes are to be executed.

Loan Provisions:  Participants may borrow up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Quoted market prices are used to value mutual funds.  Investments in the common stock of First Financial Service Corporation are valued at the last reported sales price on the last business day of the year.  Participant loans and money market accounts are valued at cost which approximates fair value. In accordance with the policy of stating investments at fair value, the Plan presents the net appreciation (depreciation) as both realized gains or losses and unrealized appreciation (depreciation) on those investments in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties for Investments:  The Plan provides for certain investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.  The Plan has an investment in First Financial Service Corporation common stock amounting to $5,073,552 and $6,421,677 as of December 31, 2007 and 2006.  This amount represents 34% and 46% of net assets available for benefits as of December 31, 2007 and 2006.

Payment of Benefits:  Benefits are recorded when paid.

FIRST FINANCIAL SERVICE CORPORATION

401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets for financial liabilities as of January 1, 2008.

FIRST FINANCIAL SERVICE CORPORATION

401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007and 2006

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	2007	2006
Investments at fair value as determined by quoted market prices:
First Financial Service Corporation common stock	5,073,552	6,421,677
Mutual Funds:
American Capital Income Builder	767,014	—
American Capital World Growth and Income	861,826	—
American Smallcap World Fund	1,475,893	1,204,840
Vanguard Index Trust-500	941,183	892,269

Investments at estimated fair value as determined by Fiserv Trust Company: Cash Management Trust of America money market	1,156,910	1,496,377

During the year ended December 31, 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

First Financial Service Corporation common stock	$(1,579,032)
Mutual funds	1,013,759
Money market accounts	—

Net appreciation (depreciation)	$(565,273)

Dividends and interest reported by the trustee for the year ended December 31, 2007 were $583,712.

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 16, 2007, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  As the employer is following all the terms of the Plan, and the Plan’s eligibility requirements and benefit provisions are not more favorable for highly compensated employees than non-highly compensated employees, under the terms of the determination letters, management believes the Plan is qualified under the appropriated requirements of the Internal Revenue Code.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of plan termination, participants will become 100% vested in their accounts.

FIRST FINANCIAL SERVICE CORPORATION

401 (K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007and 2006

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain plan investments represent interest in investments managed by Fiserv Trust Company.  Fiserv Trust Company is the Trustee as defined by the Plan and, therefore, qualifies as party-in-interest.  Professional fees of approximately $8,805 were paid for the administration of the Plan by the Plan for the year ended December 31, 2007. McCready and Keene, Inc. is the record keeper of the plan and is considered a party-in-interest.  Participant loans also qualify as party-in-interest transactions.

The Plan held 211,398 and 208,496 shares of First Financial Service Corporation common stock at December 31, 2007 and 2006, and recognized dividend income of $532,164 during 2007 from its investments in the Employer common stock.

SUPPLEMENTAL SCHEDULE

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

Name of Plan Sponsor:  First Financial Service Corporation

Employer Identification Number:  61-1168311

Three-digit Plan Number:  003

(a)
Party	(b)	(c)		(e)
in	Identity of Issue, Borrower,	Description of Investments Including	(d)	Current
Interest	Lessor or Similar Party	Maturity Date and Rate of Interest	Cost	Value

*	First Financial Service Corporation	Common Stock	#	$5,073,552

	American Funds	AMCAP Fund, Inc. R3	#	383,541
	American Funds	Capital Income Builder, Inc. R3	#	767,014
	American Funds	Capital World Growth and Income R3	#	861,826
	American Funds	Europacific Growth Fund R3	#	296,170
	American Funds	New Economy Fund R3	#	240,135
	American Funds	New Perspective Fund R3	#	499,189
	American Funds	New World Fund R3	#	347,557
	American Funds	Smallcap World Fund R3	#	1,475,893
	American Funds	Washington Mutual Investors R3	#	376,201
	American Funds	Income Fund of America R3	#	57,282
	American Funds	Investment Company of America R3	#	364,488
	American Funds	Cash Management Trust of America R3	#	1,156,910
	Ivy Funds	Global Natural Resources Fund A	#	456,747
	Pimco Funds	Global Bond A	#	86,038
	Pimco Funds	Pacific Investment Total Return Fund A	#	313,174
	Vanguard Funds	Indexed Small Cap	#	310,881
	Vanguard Funds	Index Trust-500 Portfolio	#	941,183
	Vanguard Funds	Total Intl Stock Index Portfolio	#	309,159

	Total Mutual Funds			9,243,388

*	Aspen	Aspen Investments	#	55,422
*	Fiserv Trust	Institutional Money Market	#	12,526
*	Fiserv Trust	Money Market	#	99

	Total Short-Term Investments			68,047

*	Pooled Loan Account	Participant Loans with interest rates ranging from 5.00-9.25%	#	244,115

	Total Investments			$14,629,102

* Represents parties-in-interest

# Investment is participant directed therefore historical cost is not included.

FIRST FINANCIAL SERVICE CORPORATION

401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

DECEMBER 31, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL SERVICE CORPORATION
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2008	By:	/s/ Steven M. Zagar
Steven M. Zagar
Executive Vice President &
Chief Financial Officer
First Financial Service Corporation

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Crowe Chizek and Company LLC, an independent registered public accounting firm (filed herewith).